

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

April 8, 2010

Keith A. Carrigan
Vice Chairman and Chief Executive Officer
IESI-BFC Ltd.
135 Queens Plate Drive, Suite 300
Toronto, Ontario, Canada M9W6VI

> **Re: IESI-BFC Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed March 17, 2010**
> **File No. 333-164402**

Dear Mr. Carrigan:

We have reviewed your filing and have the following comments.

Amendment No. 1 to Form F-4

General

1. Please provide Tandy language signed by an authorized representative of the company.

Calculation of Registration Fee Table, page 2

2. We note your response to question 3 of our letter dated February 17, 2010. Please revise to clarify that you may issue the 5,753,740 shares in your sole discretion in the event of a decline in the company's stock price pursuant to the merger agreement.

Letter to WSI Shareholders

3. We note that the disclosure of the 29,930,674 maximum amount of shares offered is different than the 29,934,952 estimated maximum amount of shares offered in the calculation of Registration Fee Table. Please explain or revise.

Merger Consideration, page 6

4. We note your response to prior comment 6 regarding WSI's intentions regarding a possible waiver of the exchange ratio adjustment provisions. As this document also serves WSI's proxy statement, WSI should clarify whether there are circumstances under which it is likely that WSI would waive this provision (or any other condition of the merger agreement), and if so, whether it would resolicit the WSI shareholder vote.

Background of the Merger, page 54

5. We note your response to comment 11 in our letter dated February 17, 2010. Please elaborate on what prompted the parties to initiate discussions with one another about a transaction on October 15, 2009. Please also elaborate on the extent to which WSI discussed a transaction with the other publicly traded company in September 2009. We note that WSI did not reach an agreement with the other publicly traded company, but it is unclear whether the discussions were only preliminary, the extent to which due diligence was conducted, whether any terms or consideration were offered or discussed, and who terminated the discussions and why.

6. In connection with our prior comment 15, please further discuss how the parties determined the terms of the adjustment to the exchange ratio. For example, how did they determine that the thresholds for activating the adjustment provisions? How did they determine the other companies in the basket? We note your disclosure on page 55 that WSI insisted upon some exchange ratio adjustment for the protection of its shareholders.

General, page 65

7. We note your response to comment 21 in our letter dated February 17, 2010. Please disclose the term of the Engagement Letter over which the monthly Work Fees accrue, including the commencement and ending dates. We note your disclosure that if a shareholder meeting takes place in mid-April, CIBC will be entitled to five months of Work Fees totaling $375,000, but it is unclear why this is the case. Similarly, you refer to Work Fees applicable to the months following the WSI shareholder meeting, but it is unclear why Work Fees would be charged for this period, what work is being performed during this period, or when this period would terminate. Please also explain more clearly how the Work Fees are "credited" against the Initial Opinion Fee. The example you have provided suggests that only the Work Fees accrued after the shareholder meeting will be credited against the Initial Opinion Fee. It is not clear whether Work Fees also accrued for any periods prior to the meeting or delivery of the opinion, and if so, whether they are also credited against the Initial Opinion Fee and therefore not

paid. Investors should have a clear understanding of the total amount of fees paid or payable in connection with the fairness opinion.

Material U.S. Federal Income Tax Consequences of the Merger, page 74

8. We note your statement in the first paragraph that counsels have opined that the merger will qualify as a reorganization for tax purposes. Please revise the second paragraph to also state as clearly that the material tax consequences of the merger to stockholders that are described on page 75 are counsels' opinions.

9. We note your response to question 23 in our letter dated February 17, 2010. Please revise the disclosure in the first paragraph of page 78 to remove the phrases qualifying this as a discussion for "general information only" as this type of language may suggest that shareholders are not entitled to rely on the disclosure.

Material Canadian Federal Income Tax Considerations, page 78

10. Please identify counsel who has given its opinion as to the matters discussed in this section. Further, as Torys has filed a short-form opinion as Exhibit 8.3 to the registration statement, please expressly state that the discussion constitutes counsel's opinion. Please also remove phrases qualifying this as a summary of a "general nature only", which may suggest that stockholders are not entitled to rely on the discussion.

Management's Discussion and Analysis of Financial Condition and Results of Operations of IESI-BFC
Critical Accounting Estimates
Goodwill, page 149

11. We have read your response to comment 32 from our letter dated February 17, 2010. Your response indicates that you did not re-perform interim goodwill impairment tests for any of your reporting units from May 1, 2009 to the date of your F-4 amendment on March 17, 2010. However, this seems inconsistent with disclosures previously found on page 167 of your Form F-4 filed January 10, 2010. Those previously filed disclosures stated that interim impairment tests were performed for your U.S. northeast segment but the testing results indicated that no goodwill had been impaired. Please explain this apparent discrepancy and revise your filing as necessary to disclose both the extent to which any interim goodwill impairment testing was performed as well as the specific circumstances that caused management to determine interim goodwill testing was appropriate at that time. Please also disclose whether or not the estimated fair value of each of your

reporting units "substantially" exceeds the unit's carrying value as of December 31, 2009.

12. As a related matter, in future filings, if any of your reporting units have estimated fair values that are not "substantially" in excess of the carrying value and if the goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholders' equity, please provide the following additional disclosures for each of these reporting units:

- Identify the reporting unit;

- Quantify the percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

- Disclose the amount of goodwill associated with the reporting unit;

- Provide a description of the assumptions that drive the estimated fair value;

- Provide a discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

- Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

13. If you have determined that the estimated fair value "substantially" exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which fair value is not substantially in excess of the carrying value and, any potential future impairment could materially impact your operating results or total shareholders' equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Unaudited Pro Forma Condensed Combined Financial Statements
5. Pro Forma Earnings Per Share, page 268

14. On page F-120, you disclose that on February 11, 2010, you called for the exchange of all outstanding participating preferred shares for common stock. Please tell us what consideration you gave to including this transaction in your pro forma financial statements.

Financial Statements- IESI-BFC Ltd
Consolidated Balance Sheet, page F-75

15. Please present your historical shares authorized, issued and outstanding on the face of your balance sheet. See Rule 5-02.29 of Regulation S-X.

16. We have read your response to comment 40 from our letter dated February 17, 2010. Please revise your balance sheets to separately label both the totals related to IESI-BFC Ltd shareholders' equity and total equity.

17. Please revise to explain the reason for the signatures at the bottom of your consolidated balance sheets or remove them accordingly.

Consolidated Statements of Cash Flows, page F-77

18. Please confirm that your statements of cash flows include all amounts related to the non-controlling interest. For example, your statement of equity indicates that total dividends for fiscal 2009 were $78.5 million of which $9.7 million pertained to the non-controlling interest. Your cash flow statement reflects $70,849 of dividends paid to share and participating preferred shareholders and distributions paid to unitholders. It is unclear whether this difference is attributable to dividends declared but unpaid as of year-end or if your statement of cash flows does not reflect the dividends paid to the non-controlling interest. Please advise or revise accordingly.

19. Equity
Accumulated other comprehensive (loss) income, page F-108

19. Please revise to quantify each of the components of accumulated other comprehensive (loss) income for each period presented. Please refer to FASB ASC 220-10-45-14.

Item 22. Undertakings, page II-4

20. Please include the undertaking pursuant to Item 512(a)(5)(ii).

Legal Opinions, Exhibits 8.1, 8.2 and 8.3

21. In Exhibits 8.1, 8.2 and 8.3, please have counsel revise its opinions to specifically consent to the discussion of the opinion in the proxy statement/prospectus, as well as to being named in the registration statement and to the reproduction of the opinion as an exhibit.

22. In Exhibit 8.3, please have counsel revise its opinion to provide that the tax discussion in the proxy statement/prospectus constitutes counsel's opinion. As currently drafted, it appears that counsel is opining on the quality of the summary as accurate.

Form 40-F

Disclosure Controls and Procedures, page 2

23. We note your statement that a "control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met," and that your officers believe the disclosure controls and procedures are effective at the reasonable assurance level. In future filings, please state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Risk Factors, page 17

24. In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Lisa Haynes, Senior Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Joris M. Hogan, Esq. *(via facsimile 212/682-0200)*
         Daniel P. Raglan, Esq.
         Torys LLP
         237 Park Avenue
         New York, New York 10017